06004199

BB 3/16

AP 3/20

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street, 7th Floor
(No. and Street)

San Francisco (City) | CA (State) | 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian | (415) 296-5810 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400, San Francisco CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - First Republic Securities Company,LLC
Title

Notary Public

CATHERINE EVANS
Commission # 1407830
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST REPUBLIC SECURITIES COMPANY, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplementary Information

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon
and Report on Internal Controls)

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

First Republic Bank, Member
The Board of Directors, First Republic Securities Company, LLC:

We have audited the accompanying statements of financial condition of First Republic Securities Company, LLC (the Company) (a wholly owned subsidiary of First Republic Bank) as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2006

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	1,272,000	1,793,000
Receivable from clearing organization		149,000	126,000
Other receivable		106,000	1,000
Prepaid expenses and deposits		102,000	60,000
Total assets	$	1,629,000	1,980,000
Liabilities and Member's Equity			
Liabilities:			
Payable to Parent	$	553,000	851,000
Accounts payable and accrued expenses		575,000	313,000
Total liabilities		1,128,000	1,164,000
Member's equity:			
Common stock, $0.01 par value. Authorized and outstanding 10,000 shares		100	100
Additional paid-in capital		1,099,900	499,900
Retained earnings (accumulated deficit)		(599,000)	316,000
Total member's equity		501,000	816,000
Total liabilities and member's equity	$	1,629,000	1,980,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Agency commissions	$	785,000	510,000
Principal commissions		769,000	534,000
Placement fees		—	1,500,000
Underwriting fees		—	107,000
Mutual fund trailers		602,000	347,000
Management fee income		123,000	116,000
Miscellaneous fees		21,000	—
Interest income		118,000	133,000
Total revenue		2,418,000	3,247,000
Expenses:			
Salaries and related benefits		1,429,000	1,110,000
Commission payout		192,000	997,000
Occupancy		190,000	191,000
Professional fees and advertising		149,000	51,000
Clearing fees		363,000	249,000
Information systems		65,000	75,000
Travel expenses and entertainment		69,000	55,000
Regulatory fees		26,000	34,000
Insurance		256,000	279,000
Dues and subscriptions		149,000	59,000
Other general and administrative		445,000	229,000
Total expenses		3,333,000	3,329,000
Net loss	$	(915,000)	(82,000)

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Changes in Member's Equity

Years ended December 31, 2005 and 2004

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 2003	$	100	499,900	398,000	898,000
Net loss		—	—	(82,000)	(82,000)
Balance at December 31, 2004		100	499,900	316,000	816,000
Capital contribution from Parent		—	600,000	—	600,000
Net loss		—	—	(915,000)	(915,000)
Balance at December 31, 2005	$	100	1,099,900	(599,000)	501,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net loss	$	(915,000)	(82,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Changes in assets and liabilities:			
Prepaid expenses and deposits		(42,000)	(16,000)
Receivable from clearing organizations		(23,000)	(73,000)
Other receivable		(105,000)	(1,000)
Accounts payable and accrued expenses		262,000	150,000
Payable to Parent		(298,000)	721,000
Net cash provided by (used in) operating activities		(1,121,000)	699,000
Cash flows from financing activities:			
Capital contribution from Parent		600,000	—
Net cash provided by financing activities		600,000	—
Increase (decrease) in cash and cash equivalents		(521,000)	699,000
Cash and cash equivalents, beginning of year		1,793,000	1,094,000
Cash and cash equivalents, end of year	$	1,272,000	1,793,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Nature of Business

First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank (the Bank or Parent), was formed as a Nevada limited liability company in July 2000. After an initial application period, the Company became a registered member of the National Association of Securities Dealers on March 23, 2001 and became actively engaged in the business of providing broker-dealer services on June 1, 2001.

(b) Basis of Presentation

The financial statements are prepared on an accrual basis. The Company is engaged in a single line of business as a security broker-dealer.

(c) Revenue Recognition

Revenues and expenses related to agency and principal commissions and mutual fund trailers are recorded on a trade date basis. Placement fees are recorded as of the offering date. Underwriting fees are recognized when the underwriting is completed and the income is reasonably determinable.

(d) Income Taxes

As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits.

(f) Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(g) Reclassifications

Certain reclassifications have been made to the 2004 financial statements in order for them to conform to the 2005 presentation. The Company reclassified certain broker-related fees of $143,000 in 2004 from clearing fees to other general and administrative expenses.

(Continued)

(2) Transactions with Affiliates

The Company has a cash account with the Bank in the amount of $48,000 and $50,000 as of December 31, 2005 and 2004, respectively.

The Company and the Bank have an expense sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by the Bank are reimbursed by the Company on a timely basis. The Bank allocated $1,867,000 and $1,389,000 for such expenses in 2005 and 2004, respectively. The Bank pays the Company management fees related to the training and licensing of the Bank's licensed representatives. In 2005 and 2004, this management fee income was $123,000 and $116,000, respectively.

Starting in 2005, the Company entered into an expense sharing agreement with First Republic Wealth Advisors (FRWA), a wholly owned subsidiary of First Republic Bank, for salaries and benefits, rent and certain general and administrative expenses. The Company was reimbursed $427,000 by FRWA for such expenses in 2005.

The Company recognized placement fees of $1,500,000 in 2004 before related expenses, in connection with the private placement of collateralized bond obligation securities to certain qualified clients of the Bank and Trainer Wortham & Company, Inc., a wholly owned subsidiary of the Bank. While no such transactions took place in 2005, the Company hopes to participate in any future transactions.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $396,000 which was $296,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital is 2.85 to 1 as of December 31, 2005.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

(4) Accounts Payable and Accrued Expenses

During 2005, the Company incurred a failed trade settlement. The Company has a maximum exposure of $229,000 with respect to the failed trade settlement for which the Company has accrued an estimate for the resolution of the matter in accounts payable and accrued expenses.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total member's equity	$	501,000
Less nonallowable assets:		
Prepaid expenses and deposits		105,000
Other deductions and/or charges		—
Net capital	$	396,000
Aggregate indebtedness:		
Payable to Parent	$	553,000
Accounts payable and accrued expenses		575,000
Total aggregate indebtedness	$	1,128,000
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness	$	100,000
Net capital in excess of requirements		296,000
Ratio of aggregate indebtedness to net capital		2.85 to 1
Reconciliation of the Company's net capital computation included in Part II of Form X-17a-5 as of December 31, 2005:		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	312,000
Net effect of audit adjustments		84,000
Net capital per above	$	396,000

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

First Republic Bank, Member
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedure were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of First Republic Bank, management of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006